Exhibit 99.138

WonderFi Announces Q3 2022 Financial Results

Successfully Integrates Bitbuy Acquisition, Acquires Coinberry and Lists on the Toronto Stock Exchange

VANCOUVER, BRITISH COLUMBIA, August 15, 2022 – WonderFi Technologies Inc. (TSX: WNDR; OTC: WONDF, WKN: A3C166, FTX: WNDR) (the “Company” or “WonderFi”) today announced its third quarter 2022 financial results for the period ended June 30, 2022. All financial references are in Canadian dollars unless otherwise noted.

Financial Highlights:

●	Bitbuy Technologies Inc. (together with its affiliates, “Bitbuy”) full quarter included in the Company’s consolidated results for the first time

●	$356 million in total assets as of June 30, 2022, including $15 million in cash and $5.6 million in crypto assets and inventory, as well as $187 million of Assets Under Custody for customers

Operating Highlights:

●	Continuing to optimize Bitbuy operations including strategic alignment of technology and resources

●	Signed definitive agreement to acquire Coinberry Limited ("Coinberry") on April 17, 2022, one of Canada's leading crypto trading platforms with over $1 billion transacted to date

●	Listed on the Toronto Stock Exchange alongside other industry leaders including Galaxy Digital and Hut 8

●	Appointed former Royal Bank of Canada Director and Senior Counsel Adam Garetson as General Counsel and Chief Legal Officer of WonderFi

●	Appointed former Bank of Montreal executive Torstein Braaten as the Chief Compliance Officer of WonderFi

Subsequent to June 30, 2022:

●	Closed the acquisition of Coinberry on July 4, 2022

●	Partnered with Meta Venture Capital Partnerships for strategic advice on growth marketing and scale of WonderFi’s business

●	Initiated international expansion strategy of Bitbuy into multiple jurisdictions including in the United States, the United Kingdom and Australia

●	Commenced execution of strategic alignment of resources and cost reductions across all divisions, which is expected to result in approximately 30% run-rate operating cost reductions

●	WonderFi is now the only company operating a crypto trading platform publicly traded on the TSX

Crypto Liquidity Crisis:

●	The third quarter saw several major crypto trading platforms face liquidity issues due to excess use of leverage, which has resulted in several platforms ceasing operations and filing for bankruptcy

●	WonderFi, Bitbuy and Coinberry do not offer, use, or in any way access leverage and never lend out client assets. WonderFi remains committed to investing in providing clients with regulated access to crypto

●	As a requirement of its regulatory licenses, Bitbuy and Coinberry holds all customer assets with licensed custodians in a secure and insured environment

“WonderFi continued to make significant steps in our path to becoming a global leader in crypto in the third quarter. We completed our Toronto Stock Exchange listing and closed acquisition of Coinberry following quarter-end. We remain focused on integrating all of our newly acquired businesses, continuing our user acquisition growth and unlocking the significant sales and cost synergy opportunities available,” said Ben Samaroo, CEO of WonderFi.

“In addition, we have established the resilience of our business in a down market, amidst the collapse of several global crypto trading platforms. We believe our commitment to regulation and compliance will continue to serve our users and investors going forward” added Samaroo.

Summary of Financial Results for the Quarter ended June 30, 2022

Revenues were $2.9 million and $3.2 million for the three and nine months ended June 30, 2022, compared to $nil for the same three and nine month ended period in 2021. The increase in revenue was due to the acquisition of Bitbuy and represents the activity of Bitbuy from March 25, 2022, to June 30, 2022.

The Company’s operating expenses were $13.3 million and $33.8 million for the three and nine months ended June 30, 2022, respectively, compared to $705K and $1.1 million for the three and nine months ended June 30, 2021.

Of the total operating expenses, Bitbuy’s expenses were $5.6 million for the three months ended June 30, 2022, which primarily consisted of $2.0 million salaries and wages, $1.1 million marketing, and $0.8 million professional fees.

The remainder of operating expenses, excluding Bitbuy, were $7.6 million for the three months ended June 30, 2022. The largest operating expenses were $2.2 million non-cash share-based payments related to the issuance of stock options and RSUs to employees, directors and external consultants, $2.3 million amortization of acquired intangible assets from Bitbuy, $0.9 million salaries and wages, and $0.7 million professional fees and consulting.

Access to Financial Statements and Management Discussion and Analysis

Complete financial statements along with related management discussion and analysis can be found in the System for Electronic Document Analysis and Retrieval (“SEDAR”), the electronic filing system for the disclosure documents of issuers across Canada at www.SEDAR.com.

Update to AGM Materials

On August 9, 2022 WonderFi filed its annual general meeting (AGM) materials on SEDAR. The Company wishes to provide shareholders an update to its disclosure on page 35 of its management information circular (“Circular”), specifically to the section entitled: Burn Rate. The amended information is as follows (capitalized terms have the meanings ascribed thereto in the Circular):

Burn Rate

The following table sets out the burn rate of securities for the last financial year of the Company:

Year	Securities Granted Pursuant to the Plan A	Weighted Average Number of Common Shares Outstanding B	Burn Rate[1] A/B
2021	2,159,715 + 1,730,000[1]	34,467,516[2]	0.11
2020	1,300,000[3]	13,737,580	0.09
2019	1,300,000[4]	10,384,155	0.13

Notes:

1.	During fiscal year 2021, 2,460,000 options, and 1,730,000 RSUs were granted pursuant to the Plan; 14,169 Options have been exercised and 286,116 Options were cancelled.

2.	For the period January 1, 2021 to September 30, 2021

3.	There were no new securities granted pursuant to the Plan during fiscal year 2020. In 2019, 1,300,000 options were granted pursuant to the Plan and remained outstanding.

4.	During fiscal year 2019, 1,300,000 options were granted pursuant to the Plan.

Additional Information

For additional information, please contact:

WonderFi Technologies Inc.

Ben Samaroo, CEO

ben@wonder.fi

(778) 843-9637

Investor Relations Contact: invest@wonder.fi

Media Contact:
Binu Koshy, Communications Director
binu@wonder.fi

ABOUT WONDERFI

WonderFi is a leading technology company with the mission of creating better access to digital assets through compliant centralized and decentralized platforms. WonderFi provides unified access to digital assets including crypto, DeFi, gaming and NFTs, in a compliant and regulated environment. WonderFi's executive team and Board of Directors have an established track record in finance and crypto, with previous experience at Amazon, Shopify, PayPal, Galaxy Digital and Hut 8. WonderFi's core team of engineers and technologists believe that everyone should have equal access to finance, and are aligned in the mission to empower people around the world to access finance in a simple, smart and secure way. For more information, visit www.wonder.fi.

Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such “could”, “intend”, “expect”, “believe”, “will”, “projected”, “estimated”, or variations of such words.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the ability of the Company to work effectively with strategic investors; and changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein. A more fulsome description of risk factors that may impact our business, financial condition and results of operation is set out in our management's discussion and analysis and financial statements for the for the period ended June 30, 2022, as well as our annual information form, available on SEDAR.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

The Toronto Stock Exchange has not approved or disapproved of the information contained in this release.